

SunState
LABORATORIES



Creating sustainable alternatives for the household cleaner industry

THE PROBLEM

Household cleaners have remained relatively unchanged for generations.

  

These pre-mixed, ready to use spray bottles are designed to used and discarded when empty

In the United States, we toss out over
1 Billion spray bottles every year.
That's enough bottles to fill the Empire State
Building... Twice!



Our solution used to be sending it to China,
to the tune of 4,000 containers *every single day!*



Last year, China closed its boarders to our plastic waste. Making it now one of our most serious environmental issues.



ANOTHER PROBLEM

Pre-mixed, ready to use spray bottles don't fit well within our new eCommerce society





Due to their heavy weight and issues with leaking, full bottles of cleaner don't ship well.



Sales are limited primarily to brick & mortar

OUR BRIGHT IDEA

Eliminate the BOTTLE and the WATER

 

Reinvent the Household Cleaner
Press the cleaning ingredients into Effervescent Tablets

  

INTRODUCING....

Rethink clean.
Refill. Reuse.









Dazz cleaning tablets

Your bottle & water

What a bright idea!

SIMPLY SMARTER



No more littering the planet with plastic bottles



No more wasting money on new bottles filled mostly with water

PLUS...

DAZZ opens up a world of opportunity
for direct-to-consumer sales



- ✓ Nothing to leak
- ✓ Super Light
- ✓ Inexpensive to ship

OUR PRODUCTS

7 New Products in R&D

All-Purpose | Bathroom | Glass


DAZZ
All Purpose Cleaner


DAZZ
Bathroom Cleaner


DAZZ
Window & Glass Cleaner

Refill Packs


DAZZ
All Purpose Cleaner
Starter Kit


DAZZ
Bathroom Cleaner
Starter Kit


DAZZ
Window & Glass Cleaner
Starter Kit

Starter Kits

DOES DAZZ CLEAN?

TURI
TOXICS USE REDUCTION INSTITUTE
UMASS LOWELL
Cleaning Laboratory

Independently Tested at the TURI lab at the University of Mass





1st
DAZZ

DAZZ window & glass

VS

Windex





Windex

1st
DAZZ

DAZZ bathroom

VS

Colorox bathroom





CLOROX
Bathroom Cleaner

1st
DAZZ

DAZZ all purpose

VS

Formula 409



409
All-Purpose Cleaner

DAZZ outperformed the leading brands

COMPETITIVE ANALYSIS



Budget-friendly

Hazardous to environment

Eco-friendly

Expensive

MARKET OPPORTUNITY

$29 Billion Worldwide Cleaner Market



$1.7 B

$27.3 B

- ■ Brick-and-Mortar

- ■ eCommerce / direct-to-consumer

This chart illustrates how neglected the direct-to-consumer channels are for household cleaners. DAZZ will claim this neglected space!

*Transparency Market Research 10/18/18

GO TO MARKET



Phase 2 - Brick & Mortar



Catalog

Direct Sales

TV Shopping Channels

Subscription

E-commerce

Phase 1 – Direct to Consumer

PROOF OF CONCEPT

Sold out 12,000 units in <11 minutes on HSN



OPPORTUNITIES









Shopping channels around the world have contacted us about having David & DAZZ on their shows

TRACTION

- Test campaign on Amazon & DAZZ
- $25-$50/day ad spend
- $.39 per click average
- 8.12% conversion visitor/buyer
- $2.20 customer acquisition cost



INTERNATIONAL INTEREST

We've received interest from distributors from 16 foreign markets.
We have already shipped wholesale orders to Singapore, South Africa, India, and the UK.

   

   

   

   

FINANCIAL PLAN

	Actual to Date	2020	2021	2022	2023	2024
Sales	$133	735	2,742	6,742	13,059	22,296
COGS	79	146	716	1,954	4,026	7,015
Expenses	91	952	1,990	3,797	6,523	10,418
EBITDA	(37)	(363)	36	991	2,510	4,863

All figures shown in $1,000



These financial projections are based on assumptions and are not guaranteed

OUR TEAM



David Shahan
Founder and CEO

PRESS X PRESS
Jani King
The King of Clean
FOGELMAN



Randall Hartman
Digital Marketing

FRONTIER AIRLINES
RE/MAX
GOLFTEC



Gillian Christie
PR & Social Media

SO DELICIOUS DAIRY FREE
Unilever
AMR
Global Organics
Nature Knows Best

PARTNERS & ADVISORS







Steve Cesari
Omni-channel Strategist

Curtis Elliot
Brand & Design

Jan Grywczynski
Advisor












SOURCE OF FUNDS



$1,070,000

Crowd Funding



Crowd Funding $1,070,000

From Founder $350,000

USE OF FUNDS

- Invest in new production equipment to expand our manufacturing capacity

- Refresh DAZZ brand, begin production with new compostable packaging material

- Rebuild DAZZ website and add subscription platform and private portal for commercial / B2B customers.

- Prepare for retail launch with 130 Camping World stores in March 2020

- Finalize formulations and development of new products. Release 3 new products by 3rd quarter 2020, 4 new products in early 2021.

- Hire in-house sales associate to expand DAZZ presence on eCommerce sites

- Expand foreign market distribution. Add Australia, New Zealand, India, France, Great Britain, Canada, and Mexico by mid-summer 2020

- Engage Celestial Sales & Marketing as our independent rep group to launch our Brick-and-mortar sales campaign 2nd quarter 2020

- Transition fractional positions (Digital Marketing Manager and PR & Social Media) into in-house employees by 4th quarter 2020

- Hire office manager and warehouse manager 2nd & 3rd quarter 2020

EXIT STRATEGY

Innovation Acquired

















- seventh generation → Unilever
- Mrs. MEYER'S CLEAN DAY → SC Johnson
- OXI CLEAN → CHURCH & DWIGHT CO., INC.
- method → ecover

Potential acquirers

Transnational CPG Companies







Unilever, COLGATE-PALMOLIVE, Kimberly-Clark

Large Chemical Companies









CHURCH & DWIGHT CO., INC., CLOROX, SC Johnson, P&G Procter & Gamble

Cleaning Device Companies







O-cedar, casabella, Rubbermaid



Simply smarter way to clean

Soup to Nuts


R&D




DiRecT to CONSuMeR

Develop–Manufacture–Sell


DAZZ

Award winning products
Already on the Market

7 NEW products in R&D

Proof of Concept

12,000 units sold < 11 minutes


AMERICAN DREAMS
466-337
DAZZ
Whole-House
Starter Cleaning
Kit with Bottles
SOLD OUT
Event
$14.95
$4.95 S&H FREE
2 Flexpay $7.48
HSN.COM
800-284-3100
2 Flexpay Expires at 9p | 6PT
HSN



Passionate Founder

- ✓ 30 years industry experience
- ✓ Leader of Top-Producing Teams
- ✓ Results Oriented – Fully Engaged

Webolutions. **Proven Sales Partners** CHRISTIE & CO

COMMON QUESTIONS

The following slides address some of the more common questions we hear

WHY NOT P&G OR SC JOHNSON?

Why aren't the big guys doing it already?
Or…
With no IP protection, aren't you afraid they will come along a squash you?

Answer 1

Their entire business model is built around the use-and-discard cycle. A large % of their costs and profits are derived from the bottle, sprayer, and water (some of their products are 94% water). They are essentially in the bottled water business. Concentrated products like DAZZ will end the use-and-discard cycle.


PROFITS

Answer 2

With enough public outcry over single use plastic, and more focus on products that can easily be sold over the internet and direct-shipped to consumers, the big boys may acknowledge that concentrated products like DAZZ are viable products. It is unlikely they will create concentrated versions of their already popular brands, for fear of cannibalizing those sales. However, they may actively seek to acquire existing products like DAZZ that have built a recognized brand and a loyal customer base.

WHY NOW?

China has stopped buying our plastic waste



Shoppers are more environmentally responsible

Consumer buying behavior is evolving



    We have embraced DIY & concentrated products

WHY IN-HOUSE MANUFACTURING?

 Improved Quality & Consistency

 Higher profit margins

 Faster Product Development. Continuous Improvements.

 SunState Labs can operate under Cert. B standards.